SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D/A
INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT TO § 240.13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)
(Amendment No. 2)*
VECTOR GROUP LTD.

(Name of Issuer)
Common Stock, par value $0.10 per share

(Title of Class of Securities)
92240M-10-8

(CUSIP Number)
Steven D. Rubin
4400 Biscayne Boulevard, Suite 1500
Miami, Florida 33137
Telephone: (305) 575-6015

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 11, 2009

(Date of Event Which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
     Note. Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92240M-10-8	Page	2	of	8

1	NAMES OF REPORTING PERSONS Phillip Frost, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,054,115(1)(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

8,054,115(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,054,115(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.5%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes 4,719,647 Common Shares (as defined herein) of the Issuer held by the Gamma Trust (as defined herein) and 10,000 Common Shares held by Mrs. Frost (as defined herein).
(2) Includes 3,324,468 Common Shares issuable upon conversion of the 6.75% Notes (as defined herein) held by the Nevada Trust (as defined herein).
(3) The calculation of the percentage is based on (i) 66,514,825 Common Shares outstanding as of April 9, 2009, as reported in the Issuer’s Proxy Statement filed with the Securities and Exchange Commission on April 15, 2009 and (ii) 3,324,468 Common Shares to be issued upon the conversion of the 6.75% Notes held by the Nevada Trust.

CUSIP No.	92240M-10-8	Page	3	of	8

1	NAMES OF REPORTING PERSONS Frost Gamma Investments Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Florida

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,719,647

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		4,719,647

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,719,647

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.1%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(1) The calculation of the percentage is based on 66,514,825 Common Shares outstanding as of April 9, 2009, as reported in the Issuer’s Proxy Statement filed with the Securities and Exchange Commission on April 15, 2009.

CUSIP No.	92240M-10-8	Page	4	of	8

1	NAMES OF REPORTING PERSONS Frost Nevada Investments Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,324,468(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

3,324,468(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,324,468(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Includes 3,324,468 Common Shares issuable upon conversion of the 6.75% Notes held by the Nevada Trust.
(2) The calculation of the percentage is based on (i) 66,514,825 Common Shares outstanding as of April 9, 2009, as reported in the Issuer’s Proxy Statement filed with the Securities and Exchange Commission on April 15, 2009 and (ii) 3,324,468 Common Shares to be issued upon the conversion of the 6.75% Notes held by the Nevada Trust.

CUSIP No.	92240M-10-8	Page	5	of	8

1	NAMES OF REPORTING PERSONS Patricia Frost

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,000(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

10,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,000(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.02%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) These shares are owned by Mrs. Frost, the spouse of Frost (as defined herein). Frost disclaims beneficial ownership of these shares.
(2) The calculation of the percentage is based on 66,514,825 Common Shares outstanding as of April 9, 2009, as reported in the Issuer’s Proxy Statement filed with the Securities and Exchange Commission on April 15, 2009.

CUSIP No.	92240M-10-8	Page	6	of	8
SCHEDULE 13D/A
AMENDMENT NO. 2 TO SCHEDULE 13D
     This Amendment No. 2 to Schedule 13D (this “Second Amendment”) amends and supplements certain Items of the Schedule 13D filed by Phillip Frost, M.D., an individual (“Frost”), and Frost Gamma Investments Trust, a trust organized under the laws of Florida (the “Gamma Trust”), with the Securities and Exchange Commission (the “SEC”) on July 20, 2006, as amended by Amendment No. 1 thereto filed by Frost, the Gamma Trust, Frost Nevada Investments Trust, a trust organized under the laws of Florida (the “Nevada Trust”), and Patricia Frost (“Mrs. Frost”) with the SEC on March 24, 2009 (together, the “Original 13D”) with respect to the common stock, par value $0.10 per share (the “Common Shares”), of Vector Group Ltd., a Delaware corporation (the “Issuer”), by furnishing the information set forth below. Except as set forth below, all previous Items are unchanged. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Original 13D.
Item 3. Source and Amount of Funds or Other Consideration
     Item 3 is hereby amended to add the following:
     The Nevada Trust acquired $50,000,000 principal amount of the Issuer’s 6.75% Variable Interest Senior Convertible Notes due 2014 (“6.75% Notes”) from the Issuer in a private placement on May 11, 2009 pursuant to the terms of a Purchase Agreement, dated as of such date, between the Nevada Trust and the Issuer (the “Purchase Agreement”). The $50,000,000 principal amount of 6.75% Notes are convertible at the option of the holder at any time on or prior to maturity into 3,324,468 Common Shares (a conversion price of $15.04 per share), subject to adjustment. The source of funds for the acquisition of the $50,000,000 principal amount of 6.75% Notes consisted of $38,224,650 in cash from the working capital of the Nevada Trust and $11,005,000 in aggregate principal amount of the Issuer’s 5% Variable Interest Senior Convertible Notes due 2011 (as previously defined in the Original 13D as the “Notes”), valued at 107% of principal amount thereof, which Notes had previously been acquired with funds from the working capital of the Nevada Trust.
     The foregoing description of each of the 6.75% Notes and the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Form of 6.75% Note and the Purchase Agreement, as applicable, copies of which are filed as Exhibits 2 and 3 hereto, respectively, and are incorporated herein by reference.
Item 4. Purpose of Transaction
     Item 4 is hereby amended to add the following:
     The Nevada Trust acquired an aggregate of $50,000,000 principal amount of 6.75% Notes in a private placement on May 11, 2009 for investment purposes.

CUSIP No.	92240M-10-8	Page	7	of	8
Item 5. Interest in Securities of the Issuer
     (a) and (b) Items 5(a) and 5(b) are hereby deleted in their entirety and replaced with the following:
     The Reporting Persons may be deemed to beneficially own Common Shares as follows:

	Number of		Sole or Shared	Sole or Shared	% of Total
Name	Common Shares		Voting	Dispositive	Outstanding

Phillip Frost, M.D.	8,054,115	(1)(2)	Shared(3)(4)(7)	Shared(3)(4)(7)	11.5	%(5)
Frost Gamma Investments Trust	4,719,647	(3)	Shared(3)	Shared(3)	7.1	%(6)
Frost Nevada Investments Trust	3,324,468	(2)(4)	Shared(4)	Shared(4)	4.8	%(5)
Patricia Frost	10,000	(7)	Shared(7)	Shared(7)	0.02	%(6)

(1)	Includes 4,719,647 Common Shares held by the Gamma Trust and 10,000 Common Shares held by Mrs. Frost.

(2)	Includes 3,324,468 Common Shares issuable upon conversion of the 6.75% Notes held by the Nevada Trust.

(3)	Frost is the sole trustee of the Gamma Trust and may be deemed to share beneficial ownership of the securities held by the Gamma Trust with the Gamma Trust. Frost Gamma Limited Partnership is the sole and exclusive beneficiary of the Gamma Trust. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Frost is also the sole shareholder of Frost-Nevada Corporation.

(4)	Frost is the sole trustee of the Nevada Trust and may be deemed to share beneficial ownership of the securities held by the Nevada Trust with the Nevada Trust. Frost-Nevada Limited Partnership is the sole and exclusive beneficiary of the Nevada Trust. Frost is one of five limited partners of Frost-Nevada Limited Partnership and the sole shareholder of Frost-Nevada Corporation, the sole general partner of Frost-Nevada Limited Partnership.

(5)	The calculation of the percentage is based on (i) 66,514,825 Common Shares outstanding as of April 9, 2009, as reported in the Issuer’s Proxy Statement filed with the Securities and Exchange Commission on April 15, 2009 and (ii) 3,324,468 Common Shares to be issued upon the conversion of the 6.75% Notes held by the Nevada Trust.

(6)	The calculation of the percentage is based on 66,514,825 Common Shares outstanding as of April 9, 2009, as reported in the Issuer’s Proxy Statement filed with the Securities and Exchange Commission on April 15, 2009.

(7)	Includes 10,000 Common Shares held of record by Mrs. Frost. Frost disclaims beneficial ownership of these shares.
     (c) Item 5(c) is hereby amended to add the following:
     The information contained in Item 3 of this Second Amendment is incorporated herein by reference.

CUSIP No.	92240M-10-8	Page	8	of	8
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
     Item 6 is hereby amended to add the following:
     The information contained in Item 3 of this Second Amendment is incorporated herein by reference.
     The Gamma Trust sold the following exchange-traded put option contracts relating to the Common Shares, which contracts give the counterparties thereto the right to sell the number of Common Shares underlying the respective contracts to the Gamma Trust at the below-listed exercise prices. The contracts can be exercised by the counterparties thereto at any time prior to their expiration date.

			Number of Common
			Shares Underlying
Date of Sale	Expiration Date	Exercise Price	Option Contracts
January 27, 2009	January 16, 2010	$12.50	50,000
February 24, 2009	January 16, 2010	$12.50	25,000
January 27, 2009	January 16, 2010	$15.00	50,000
February 24, 2009	January 16, 2010	$15.00	25,000
December 9, 2008	January 16, 2010	$17.50	50,400
January 27, 2009	January 16, 2010	$17.50	20,000
February 24, 2009	January 16, 2010	$17.50	52,000
March 6, 2009	January 16, 2010	$17.50	100,000
December 22, 2008	January 16, 2010	$20.00	118,020

Item 7. Material to be Filed as Exhibits
     Item 7 is hereby amended to add the following:

Exhibit 2	Form of Note, dated May 11, 2009, by Vector Group Ltd. to Frost Nevada Investments Trust (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on May 11, 2009).

Exhibit 3	Purchase Agreement, dated as of May 11, 2009, between Vector Group Ltd. and Frost Nevada Investments Trust (incorporated herein by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by the Issuer on May 11, 2009).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated as of May 15, 2009

/s/ Phillip Frost, M.D.
Phillip Frost, M.D.

FROST GAMMA INVESTMENTS TRUST
By:	/s/ Phillip Frost, M.D.
	Name:	Phillip Frost, M.D.
	Title:	Trustee

FROST NEVADA INVESTMENTS TRUST
By:	/s/ Phillip Frost, M.D.
	Name:	Phillip Frost, M.D.
	Title:	Trustee

/s/ Patricia Frost
Patricia Frost